Exhibit 99.1

News Release

For Immediate Release

US firm Greenhorne & O’Mara signs letter of intent to join Stantec
Acquisitions of C3TS and Architecture 2000 also completed

Edmonton, AB (November 30, 2012) TSX, NYSE:STN

Today North American design firm Stantec announced plans to acquire Mid-Atlantic-based engineering firm Greenhorne & O’Mara. The multidiscipline, 520-person firm will expand Stantec’s presence and services across the US Atlantic coast, particularly in the transportation sector and with the US federal government. The transaction is expected to close by the end of the year, marking the third firm to join Stantec in the last quarter of 2012.

Headquartered in Laurel, Maryland, with 16 offices spread throughout the Mid-Atlantic and Southeast regions, Greenhorne & O’Mara specializes in the design of transportation facilities and other infrastructure, including highway and bridge design, traffic engineering, master planning and landscape architecture, structural engineering, US Department of Defense services, and utilities design. Their work also includes particular expertise in water resource projects with US federal agencies, such as flood hazard mitigation and floodplain mapping, National Environmental Policy Act (NEPA) compliance, wetlands delineation and permitting, environmental impact statements, and stormwater management.

“Having Greenhorne & O’Mara join Stantec bolsters our already growing presence along the US Atlantic coast,” says Stantec president and chief executive officer Bob Gomes. “Their outstanding reputation with federal clients, coupled with several office locations in and around Washington, DC, provides a perfect opportunity to leverage each other’s strengths and provide even more services for our clients in that area.”

Founded in 1950, the firm has led a number of prominent projects up and down the East Coast, including the infrastructure, access, and site design of the Washington Redskins’ FedEx Stadium and a forensic analysis of the structural performance of the World Trade Center following the 9/11 attacks, which was ultimately presented to Congress. The firm recently designed the headquarters campus for the US Food and Drug Administration, was involved in the design of highway express toll lane projects (HOT lanes) in Maryland and Florida, and designed a nationwide flood plain mapping program for FEMA (FEMA Risk MAP) as partner in the “STARR” joint venture, which includes Stantec.

“We have gotten to know Stantec very well as one of our FEMA Risk MAP STARR partners and found that our culture and values are very similar,” says Greenhorne & O’Mara president and chief executive officer Joe Skinner, PE. “We have been looking for a strategic partner that would provide a greater opportunity for us to grow and expand our services, and Stantec provided that perfect strategic fit to complement what we can offer our clients.”

Greenhorne & O’Mara will become the third firm to join Stantec in the last quarter of 2012. Today the 21 employees of New Brunswick-based Architecture 2000 joined Stantec, bringing their bilingual architectural, master/urban planning, interior design, and project management services to the Company’s over 850 staff and 12 offices in Atlantic Canada. Architecture 2000, which has also operated as Design Workshop Ltd. - L’Atelier De Design Ltée, has successfully completed over 1,000 commissions, representing construction value in excess of $1.5 billion, and has designed numerous LEED®-certified and high-performance buildings, as well as the award-winning Dieppe Aquatic Centre (Dan Hanganu Architectes/Architecture 2000 Inc., en consortium) and the Spanier-O’Neill Residence.

Stantec also announced the completion of its acquisition of C3TS, a Florida engineering and design firm with 150 employees. The move established a much stronger presence for Stantec on Florida’s Atlantic coast, bringing total staff in the state to more than 350 in 12 offices.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond. Our services are provided on projects around the world through approximately 12,000 employees operating out of more than 190 locations in North America and 4 locations internationally. Stantec trades on the TSX and on the NYSE under the symbol STN. Stantec is One Team providing Integrated Solutions. www.stantec.com.

Cautionary note regarding forward-looking statements

This press release contains forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that a number of factors could cause actual future results to differ materially from the forward-looking statements made in this press release. These factors include, but are not limited to, the risk that the proposed transaction does not close when expected or at all or that the anticipated benefits of the transaction are not realized.

Media Contact Alison Smith Stantec Media Relations Ph: (978) 577-1443 alison.smith@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Ph: (780) 969-3349 crystal.verbeek@stantec.com	Greenhorne & O’Mara Contact Charlee Hardy Greenhorne & O’Mara Media Relations Ph: (301) 982-2853 chardy@greenhorne.com

One Team. Integrated Solutions.